Exhibit 14(a)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Joint Proxy Statement/Information Statement/Prospectus included in this Pre-Effective Amendment No. 2 to the Registration Statement (Form N-14, File No. 333-282535) of Carlyle Secured Lending, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our reports, included therein, dated February 26, 2024, with respect to the consolidated financial statements of Carlyle Secured Lending, Inc. and the effectiveness of internal control over financial reporting of Carlyle Secured Lending, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, and the consolidated financial statements of Middle Market Credit Fund, LLC included therein, into this Registration Statement, filed with the Securities Exchange Commission.

/s/ Ernst & Young LLP

Tysons, VA

January 3, 2025